Exhibit 99.3

Sundance Energy Australia Limited Provides Reserves Update

DENVER, CO March 28, 2018 (GLOBE NEWSWIRE) — Sundance Energy Australia Limited (ASX: SEA) (NASDAQ: SNDE) (“Sundance” or the “Company”), a U.S. onshore oil and gas exploration and production company focused in the Eagle Ford in South Texas is pleased to announce its proved reserves at 31 December 2017. Sundance’s year end reserves do not include the impact of the recently announced acquisition of approximately 21,900 acres in the Eagle Ford.

Due to higher expected returns on the acquired properties compared to the legacy properties included in Sundance’s year end reserves, at closing of the acquisition Sundance will likely shift a portion of its planned capital budget from its legacy assets to the acquired assets.  Sundance will release a combined reserve report pro forma for the acquired assets around closing of the transaction.

Sundance’s estimated proved reserves on its legacy assets, based on Nymex strip pricing, were prepared by Ryder Scott Company, L.P.

•                  Proved reserves at year-end 2017 of 47.1 MMboe represent a 46% (1) increase over year-end 2016 proved reserves.  Pre-tax present value of reserves (discounted at 10%) at year-end 2017 was approximately $423.5 million.

•                  Proved undeveloped reserves increased by 53% to 31.3 MMboe as of 31 December, 2017 reflecting successful co-development tests of the upper lower Eagle Ford in McMullen, lease additions in McMullen, and improved well productivity from 2017 wells in Dimmit County.

•                  Sundance’s proved reserves were 33.5% proved developed producing by volume and 79% liquids (59% oil).

•                  Proved reserves revisions, extensions, discoveries and other additions of 8.5 MMboe during the year

•                  Sundance’s reserve replacement ratio for 2017 was approximately 700%, which includes 11.3 MMboe of acquisitions of proved reserves in-place (primarily direct mineral leases)

Reserve Estimates

The following tables provide summaries of the Company’s reserves as estimated by Ryder Scott Company, L.P. using NYMEX strip (varying) pricing as of 31 December 2017, as well as reference prices of $51.34/bbl and $2.98/MMBTU in accordance with the applicable rules of the Securities and Exchange Commission.

NYMEX Strip (varying) Pricing

As of 31 Dec 2017	Oil (Mbbl)	Gas (MMcf)	NGLs (Mbbl)	MBOE	PV10 (US$M)	PV10 (AU$M)
PDP (2)	8,996	21,102	3,248	15,761	226,610	290,265
PUD	19,006	38,344	5,948	31,345	196,868	252,168
Total proved	28,002	59,446	9,196	47,106	423,478	542,433

NYMEX strip (varying) pricing as of 31 December 2017, adjusted by lease for transportation fees and regional price differentials, used for the Reserves is shown in the following table:

Year	WTI Oil per bbl	Henry Hub Gas per Mcf
2018	59.36	2.82
2019	56.19	2.81
2020	53.76	2.82
2021	52.29	2.85
2022	51.70	2.89
2023 & thereafter	51.67	3.05

Security and Exchange Commission Pricing

As of 31 Dec 2017	Oil (Mbbl)	Gas (MMcf)	NGLs (Mbbl)	MBOE	PV10 (US$M)	PV10 (AU$M)
PDP (2)	8,987	21,078	3,244	15,744	207,762	266,122
PUD	19,000	38,331	5,946	31,335	173,477	222,207
Total proved	27,987	59,409	9,190	47,079	381,239	488,329

Footnotes and Definitions

(1)         Oklahoma reserves were removed from 2016 year end reserves for comparative purposes and 2017 production volumes were not accounted for in the calculation of year-over-year increase in proved reserves

(2)         PDP includes PDNP reserves with zero volumes and a negative PV10 of US$90,000.

Operating costs used in this report are based on operating expense records of Sundance.

Capital costs used in this report were provided by Sundance and are based on authorizations for expenditure and actual costs from recent activity.

Future net revenue is after deductions for Sundance’s share of production taxes, ad valorem taxes, capital costs, and operating expenses but before consideration of any income taxes.

“PV10” is defined as the discounted Net Revenues of the Company’s reserves using a 10% discount factor.

Reserves are estimated in US dollars.  US dollars are converted at 1.2809 USD/AUD.

“1P Reserves” or “Proved Reserves” are defined as Reserves which have a high likelihood or a 90% probability that the quantities actually recovered will equal or exceed the estimate.

“boe” is defined as barrel of oil equivalent, using the ratio of 6 mcf of Natural Gas to 1 bbl of Crude Oil.  This is based on energy conversion and does not reflect the current economic difference between the value of 1 MCF of Natural Gas and 1 bbl of Crude Oil.

“m” is defined as a thousand.

“mmboe” is defined as a million barrels of oil equivalent.

For more information, please contact:

United States	Australia
Eric McCrady, Managing Director	Mike Hannell, Chairman
Tel: +1 (303) 543 5703	Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford.  A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf.  Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.